FILE NO. 333-72031

                            CONFERENCE CALL COMMENTS
                                OCTOBER 19, 2000


Mr. James C. Granger's comments:

Following Introduction by Coordinator:

Jim Granger:

Thank you and I would like to welcome everyone to this most important conference call. As you have seen in the press release today we are announcing that Digital Biometrics and Visionics have signed a definitive merger agreement that will create a clear leader in the biometrics industry. The combined entity plans to offer a wide range of core technology, products and complete solutions across all markets. These two industry leaders will combine their strengths for innovative development on the part of Visionics and systems delivery on the part of DBI to create a new standard of leadership in this emerging industry.

The merger was approved by the unanimous approval of both boards of Directors and is subject to customary shareholder and regulatory approval. The new entity formed by this combination will adopt the name Visionics Corporation while the Digital Biometrics brand name will continue to be used in its traditional markets.

I would like to take this opportunity to introduce the leadership team that will take this combined entity forward. First, let me introduce Dr. Joseph Atick, President of Visionics who will be named CEO of the combined companies.

Dr. Atick is a world-renowned technologist and entrepreneur and is recognized as one of the founding fathers in the field of biometrics. His unique combination of technology vision and business experience has allowed him to position Visionics as an innovator and clear industry leader. Prior to his founding of Visionics he headed several technology organizations including the Computational Neuroscience Laboratory at the prestigious Rockefeller University in New York, the Neural Cybernetics Group at Princeton and two technology transfer and development companies. Dr. Atick is a founding member of the International Biometrics Industry Association, a trade association dedicated to supporting and advancing the collective interests of the biometric industry.

Dr. Atick will provide the visionary leadership required to lead this new company as it provides solutions in the coming mass adoption of biometrics beyond security considerations. Joseph will address some of this in his remarks.


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I would also like to introduce Mr. John Metil, currently Executive Vice
President, Chief Operating Officer and Chief Financial Officer of Digital Biometrics. Mr. Metil will serve as President of the newly combined company.

I have worked with John over the last four years as we have succeeded in making Digital Biometrics a leader in the engineering, manufacturing and delivery of solutions for identification based information management systems. John has overseen the transformation of DBI from a product-oriented company to one which provides complete systems such as the IBIS, to a wide range of both governmental and non-governmental customers. His strong operational and financial background along with Joseph's visionary leadership will create an unmatched leadership team going forward.

I would like to add here that, John Metil will, effective immediately, assume the title and role of President and Interim CEO for Digital Biometrics leading up to the time of the close of the transaction and the establishment of the new Visionics Corporation. As noted in the press release, I will remain on the Board of Directors and serve as Chairman for the new company.

With that let me now turn the call over to Dr. Joseph Atick, for some comments and then to John Metil. Following Joseph and John I will return to open the call to questions.

         Joseph........"


Dr. Joseph J. Atick's comments:

Thanks Jim

Before I start, I would like to thank all of you for giving me the opportunity this morning to introduce Visionics and to share with you a glimpse of our strategic vision for the merged company going forward.

First, to understand where we are going, I believe it is necessary to understand where we have been.

Visionics has pioneered the field of face recognition. As you may know, human faces, just like finger prints, contain identity specific patterns that can be automatically detected and matched by a computer.

Visionics has become a leader in the biometric industry by developing this into powerful commercial technology with broad appeal. Today our software engine, FaceIt, detects and recognizes faces faster than the blink of an eye. In fact it matches faces at speeds in excess of a million faces per second on a standard PC. It can even recognize faces in a crowd, in motion and at a distance from purely ordinary images or cameras.


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I am sure each of you can think of at least a dozen different applications for this type of enabling technology. They include applications in security, access control, banking, e-commerce, surveillance, law enforcement, national ids, travel, natural human-machine interface, datamining and personalization.

Our business strategy has been to focus on the encapsulation of the technology into modules and software components that meet the requirements of a large number of applications and that are easy to integrate by software developers and OEMs into finished products and solutions.

In this manner, we have remained focused while ensuring that our technology reaches diverse market segments.

Today our developer network is substantial and is among our prized assets--with significantly more than a hundred member companies developing products and solutions based on our technology. (many brand names such as Polaroid, Informix, EDS, Wells Fargo subsidiary InnoVentry). A list of some of the companies that have products on the market based is available on our website.

It is our intention to support this network of partners and to grow it going forward. The merger will help us enhance our offering and improve our support but this is not the reason why we are doing this deal.

To appreciate the real reason I need to share with you what we see is happening in the world of electronic commerce and telecom over the next 3-5 years.

The coming world of telecom can be characterized by unprecedented access. In this world, we will have access to information, financial assets, records, and services from a multitude of devices --ATM machines, kiosks, laptops, handheld organizers, mobile phones, etc etc.

As adoption increases, devices will evolve to serve multiple functions beyond basic communication, not least of which their use as new instruments for commerce.

For example, wireless handheld devices will become our wallets, they will enable us to transact, they will become our passports, they will allow us to travel unhindered at airports and borders and generally they will become our portals into a world where actions at our finger tips are translated into transactions that deliver and obligate.

In such a world, proving our identity and preventing unauthorized access is a key issue. What is needed is technology that associates actions with identity securely and conveniently. This is where biometrics and we come in.

In principle all biometrics have a role here. But we believe that some are more favored by infrastructure considerations than others.


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For example, voice is favored today by the fact that it can operate over existing phones. Undoubtedly voice will play an important role but we believe it will be in the command and control arena and not in security. Voice alone cannot deliver accurate and reliable identification.

Luckily a new infrastructure is developing rapidly. This is coming about because the third generation mobile communication network has a significantly much higher bandwidth. This is leading analysts and manufacturers to bet that tomorrow's communication will support full motion video as well as audio. In fact analysts estimate that by 2004, 20-50% of all mobile phones will have a built-in digital camera. Already there are about 35 models in prototype and early release stage. Several are in full use in Japan and Europe. Simultaneously webcams and built-in digital cameras are now common features of laptops and computers.

This is a tremendous boost for facial recognition since it is providing us with an infrastructure on which we can deploy broadly our technology. This infrastructure is being developed by the telecom giants for mobile video communication but it can totally supports our engine.

By running a FaceIt client software on the native processor of these devices we can capture facial images, and transmit them in encrypted form live to a server for authentication and access.

Proof of identity becomes a transaction--one can easily estimate that m-commerce and travel alone will generate hundreds of thousands of such transactions per second.

Many will compete to offer services that secure transactions using biometrics. Our strategy is not to do so in that fashion.

Instead we intend to offer infrastructure devices upon which anyone--including service providers, can build the desired network security and authentication.

These --- which we call biometric network appliances--- are deployment ready devices which are dedicated to handling biometric traffic. They connect to the internet, receive biometric data, translate it, encrypt it, and match it and communicate results.

With these devices, building a scalable security product or solution becomes as simple as connecting cameras to the internet.

This is the reason why Visionics has made the decision to merge with DBI. Digital Biometrics brings great strengths in the design, assembly, deployment, integration and support of the most complex biometric hardware and software systems on the market. Their current ibis system for remote wireless identification embodies all of the key ingredients of what the biometric network appliances are about and will give us a major engineering head start.


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In essence with DBI's engineering and manufacturing expertise we will be able to create a powerful new line of technology offering. One that truly leverages the internet in order to deliver scalability, robustness and ease of integration to a whole host of biometric products and solutions.

Early on, we see our biometric network appliances enabling significant vertical applications in law enforcement and surveillance but we expect their adoption into m-commerce and consumer applications to track the development of the underlying communication infrastructure.

In a nutshell, Visionics is merging with DBI because we believe this will position us well in the lead to capture some very significant commercial and consumer markets down the line.

I hope I have succeeded in communicating to you my sense of excitement and optimism about this merger and its potential. Equally exciting to me is the team of management and the talent pool that will be created by combining the two companies. I believe, the diverse and complimentary talents --in business, technical and engineering--represents a significant competitive advantage. I am very honored to have the support and the opportunity to work with such an impressive team. I am especially pleased to be working with John Metil, in his capacity as president, and Jim Granger in his capacity as chairman--together to lead the company onto a clear path for unprecedented growth.

Thank you for listening and for giving me this opportunity.

Mr. John J. Metil's comments:

Thank you, Jim.

I am pleased to join Jim Granger and Joseph Atick in welcoming all of our conference call participants today for this exciting announcement that we have signed a definitive merger agreement between Digital Biometrics and Visionics.

As Jim and Joseph have described, this merger brings together the industry leader in complex biometric systems in Digital Biometrics with the industry leader in the emerging technology of facial recognition in Visionics. We believe our strengths individually are considerable and complementary, and together will accelerate the development of industry-leading applications and the wide-spread adoption of biometrics in commercial and consumer markets.

I know that many of you on this call are with us because you have followed Visionics. Let me take a moment to briefly describe the historical business of Digital Biometrics. We are a leading provider of so-called "live-scan" systems for the capture and transmission of high-resolution fingerprints along with text information on the fingerprinted subject and in some cases photographs. Our systems transmit this information to large-scale databases sold by other vendors, and receive return messages regarding the individual's identity and background. Our business includes


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data capture systems as well as the integration skills required to connect these systems to identification information networks. Our products are used by commercial customers and government agencies to conduct fingerprint-based background checks on applicants for employment or permits, as well as by law enforcement.

We believe these companies are an outstanding strategic fit. Digital Biometrics brings deep skills in engineering and operations which enable us to sell, integrate and support the most sophisticated biometric systems in the world. We bring an aggressive, creative new product development effort exemplified most recently by our ibis system for remote wireless identification, which we believe is leveragable into exciting new directions through this merger. We contribute a strong market presence in existing and emerging live-scan markets, and a strong, public financial base and business infrastructure.

Our merger with Visionics brings us together with world-class scientists who invented the fundamental technology of face recognition and then productized their discoveries in an industry-leading line of software products that enables real users to conduct real work. But this is much more than a technology play for Digital Biometrics. We believe Visionics has developed the best distribution network of VARs and integrators in the field, reaching into a broad range of applications including banking, information security, id programs, high-end access control, surveillance and criminal justice.

As Joseph described a few moments ago, we think this is just the beginning. This merger enables both of us to envision a future in which the products that both of us offer are dramatically enhanced as internet-enabled appliances, delivering biometric-based information in new ways and for new applications. We look forward to talking with you about these opportunities as they unfold.

Let me turn now to a few brief comments regarding the transaction and organizational matters. Digital Biometrics will issue approximately 7 million new shares to Visionics stockholders. The transaction is expected to be a tax-free, stock-for-stock exchange. We expect to account for the transaction as a pooling-of-interests. This merger has been approved by the boards of both companies, and the closing is subject to customary conditions including review by the securities and exchange commission and approval by the shareholders of both companies. We anticipate that on closing we will welcome two new board members: Dr. Atick and Mr. Jason Choo of the Lonsdale Group of Singapore, an investor in Visionics.

We expect to maintain and expand the facilities of both companies, and do not anticipate that any employees will have to relocate. We see no significant duplication of functions between the two companies. It is our expectation and sincere belief that the professional opportunities for all of our employees -- Visionics and Digital Biometrics -- are enhanced by the merger.

In the near future, we expect to file an S-4 registration statement and proxy with the SEC which will contain detailed business and financial information on the merger. We also anticipate that the audited financial statements for Digital Biometrics for the fiscal


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year which just ended on September 30 will be released during November. We look forward at that time to answering any questions you may have about more detailed financial aspects of this transaction and our two companies.

Thank you very much for joining our conference call this morning. Let me now return the call to Jim.

THESE COMMENTS CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED ON THE BASIS OF SUCH FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE MADE BASED ON MANAGEMENT'S BELIEFS, AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, MANAGEMENT PURSUANT TO THE "SAFE-HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. AMONG THE MOST SIGNIFICANT RISKS AND UNCERTAINTIES WITH RESPECT TO THE MERGER BETWEEN DIGITAL BIOMETRICS AND VISIONICS ARE OBTAINING REGULATORY AND SHAREHOLDER APPROVAL, FULFILLING THE CONDITIONS SET FORTH IN THE DEFINITIVE MERGER AGREEMENT FOR THE CLOSE OF THE ANTICIPATED TRANSACTION, AND THE TIMING OF THE CLOSING OF THE TRANSACTION. WITH RESPECT TO DIGITAL BIOMETRICS, ITS BUSINESS RISK FACTORS AS A STAND-ALONE ENTITY INCLUDE THE ABILITY OF THE COMPANY TO MAINTAIN OPERATING PROFITABILITY; TO DEVELOP, INTRODUCE AND BUILD REVENUE AND PROFIT STREAMS BASED ON NEW PRODUCTS AND SERVICES IN EXISTING AND EMERGING MARKETS; TO EXECUTE ON CUSTOMER DELIVERY AND INSTALLATION SCHEDULES AND TO ADJUST TO CHANGES IN THESE SCHEDULES REQUIRED BY CUSTOMERS; TO MAINTAIN ADEQUATE LIQUIDITY AND WORKING CAPITAL RESOURCES; AND TO MANAGE THE CONCENTRATION OF ACCOUNTS RECEIVABLE AND OTHER CREDIT RISKS ASSOCIATED WITH SELLING PRODUCTS AND SERVICES TO GOVERNMENTAL ENTITIES AND OTHER LARGE CUSTOMERS. FOR A MORE COMPLETE DESCRIPTION OF THESE AND OTHER RISK FACTORS WHICH MAY AFFECT THE FUTURE PERFORMANCE OF DIGITAL BIOMETRICS ON A STAND-ALONE BASIS, SEE "RISK FACTORS" UNDER ITEM 7 OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999.


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